Atna Reports Third Quarter Financials and Highlights

Vancouver, B.C. (November 10, 2005) Atna Resources Ltd. (ATN:TSX) (the “Company”) is pleased to release its interim consolidated financial statements, prepared without audit, for the nine months ended September 30, 2005, and the Management’s Discussion and Analysis (“MD&A”) dated November 7, 2005. The following is a summary of the information contained in the interim consolidated financial statements and MD&A, both of which can be found on the Company’s website link at http://www.atna.com/s/FinancialStatements.asp and on http://www.sedar.com.

Highlights for the Three Months Ended March 31, 2005

•	Discovered new mineralized zone underground at the Pinson project, Nevada.
•	Closed two private placements for gross proceeds of $5,600,000.
•	Commenced underground drill program at the Pinson project, Nevada.
•	Optioned the Beowawe project, Nevada, for stock, cash payments, and work commitments.

Results of Operations

Exploration expenditures comprised the largest component of operating costs for the Company with expenditures totaling $4,830,980 (2004 - $1,009,437) for an increase of $3,821,543. The increase was mainly due to expenditures incurred on the Pinson project for underground development ($654,355), drilling ($764,266), admin/indirect costs ($550,503) and other ($1,852,419). Operations produced a net loss of $229,749 compared to $395,544 for 2004, for a decrease of $165,795. Office and miscellaneous expenses of $63,576 (2004 - $11,915) represents an increase of $51,661 over the previous period due to increased expenditures on administration, management fees, travel and related costs, all of which are components of office and miscellaneous expense. Professional fees of $55,730 (2004 - $3,526) represents an increase of $52,204 due to additional legal fees incurred in regards to recent financings and the employment of the Chief Financial Officer. Stock-based compensation of $64,315 (2004 - $4,840) represents an increase of $59,475 due to a greater number of stock options vesting. Gain on sale of subsidiary of $46,500 (2004 - nil) is due to the sale of Minera Atna Chile Limitada. Net loss on asset disposition of nil (2004 - $(176,424) is due the write-off of the Golden Cloud, NV, project. Investment and miscellaneous income of $75,996 (2004 - $12,904) represents an increase of $63,092 due to having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

Outlook

The Company will focus on completing a prefeasibility study and vesting its interest in the Pinson property near year-end with the objective of completing a feasibility study in March 2006, and fast tracking the project towards production in 2006. Underground work will continue to establish access to the Range Front zone for test mining, bulk sampling for metallurgical characterization, and definition drilling to convert resources to reserves. Further holes will be drilled to define the Ogee zone, which may increase the current resource and alter the underground development plan. Discussions will continue with interested parties for custom processing of future production from Pinson. Installation of surface infrastructure to support the program and future operations will continue through year-end.

The Company continues to pursue growth through discovery. Exploration drill results from the Clover property in Nevada are anticipated before the end of the year and drilling at the Beowawe and Jarbidge properties also in Nevada are planned for the next field season. The Company has optioned several of their properties to other companies to increase the probability of discovery and retains the right to participate in any exploration success on these projects through these agreements. The Company will continue to review merger and acquisition opportunities to augment its growth strategy.

The Company will continue to review both equity and debt options to sustain its exploration and development activities.

For further information contact:

Atna Resources Ltd.: Deanna McDonald, Corporate Communications Manager & Geologist
Telephone: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com; Website: www.atna.com